INTERNATIONAL NORTHAIR MINES LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2007

(Unaudited – Prepared by Management)

Canadian Funds

Reader's Note:

These interim consolidated financial statements for the three and nine months ended November 30, 2007 of International Northair Mines Ltd. ("Northair" or the "Company") have been prepared by management and have not been subject to review by the Company's auditor.

International Northair Mines Ltd.
(A Development Stage Company)

Interim Consolidated Balance Sheet

Canadian Funds – Unaudited – Prepared by Management

ASSETS		November 30, 2007		February 28, 2007
Current				
Cash and cash equivalents	$	1,195,558	$	780,469
Short-term deposits *(Note 5)*		68,184		673,167
Receivables		69,627		42,632
Due from related parties *(Note 11)*		301,222		95,992
Short-term investments *(Note 6)*		235,492		216,997
Prepaid expenses		9,646		880
		1,879,729		1,810,137
Property, plant and equipment *(Note 7)*		71,372		78,668
Resource property costs – *Schedule (Note 8)*		905,366		519,338
	$	2,856,467	$	2,408,143

LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	196,537	$	125,119
Capital lease obligation *(Note 9)*		1,782		8,813
		198,319		133,932

SHAREHOLDERS' EQUITY				
Share capital *(Note 10)*		22,435,677		22,435,777
Warrants		266,943		266,943
Contributed surplus		549,351		530,280
Accumulated other comprehensive income		104,056		-
Deficit		(20,697,879)		(20,958,789)
		2,658,148		2,274,211
	$	2,856,467	$	2,408,143

Commitments *(Note 14)*

ON BEHALF OF THE BOARD:

"F. G. Hewett", Director

"D. Bruce McLeod", Director

- See Accompanying Notes -

International Northair Mines Ltd.
(A Development Stage Company)

Interim Consolidated Statement of Income (Loss)

Canadian Funds – Unaudited – Prepared by Management

	Three Months Ended November 30		Nine Months Ended November 30	
	2007	2006	2007	2006
General and Administrative Expenses				
Office, equipment rental and general	$ 85,395	$ 53,586	$ 254,858	$ 166,617
Shareholder information and investor relations	18,468	12,638	55,590	39,348
Professional fees	33,039	4,637	92,903	30,689
Regulatory compliance and transfer agent fees	1,785	3,043	21,947	18,046
Stock-based compensation	7,766	63,287	19,072	67,671
Administrative recoveries	(38,217)	(41,157)	(120,049)	(123,472)
Loss before the Undernoted	(108,236)	(96,034)	(324,321)	(198,899)
Write-off exploration costs	(80,521)	(76,567)	(207,642)	(204,589)
Gain on sale of investments	569,401	-	724,063	412
Foreign exchange gain (loss)	(2,278)	2,168	(703)	(2,896)
Gain (loss) from resource property option agreement	(18,511)	(8,759)	32,265	32,317
Interest income	9,928	3,075	37,248	10,500
Net Income (Loss) for the period	$ 369,783	$ (180,453)	$ 260,910	$ (363,155)
Net Income (Loss) per Share - Basic and Diluted	$ 0.02	$ (0.01)	$ 0.01	$ (0.03)
Weighted Average Number of Shares Outstanding	19,690,272	13,596,772	19,690,272	13,264,207

International Northair Mines Ltd.
(A Development Stage Company)

Consolidated Interim Statement of Comprehensive Income (Loss)

(Canadian Funds - Unaudited – Prepared by Management)

	Three Months Ended November 30		Nine Months Ended November 30	
	2007	2006	2007	2006
Net income (loss) for the period	$ 369,783	$ (180,453)	$ 260,910	$ (363,155)
Other comprehensive income (loss)				
Unrealized gain on available-for-sale investments, net of taxes	235,831	-	828,119	-
Less: Amounts reclassified to income upon realization, net of taxes	(569,401)		(724,063)	-
Other comprehensive income (loss)	(333,570)	-	104,056	-
Total comprehensive income (loss)	$ 36,213	$ (180,453)	$ 364,966	$ (363,155)

- See Accompanying Notes -

International Northair Mines Ltd.
(A Development Stage Company)

Interim Consolidated Statement of Cash Flows

Canadian Funds – Unaudited – Prepared by Management

	Three Months Ended November 30		Nine Months Ended November 30	
	2007	2006	**2007**	2006
Cash Resources Provided By (Used In)				
Operating activities				
Income (loss) for the period	**$ 369,783**	$ (180,453)	**$ 260,910**	$ (363,155)
Items not affecting cash				
Write-off exploration costs	**80,521**	76,567	**207,642**	204,589
Stock-based compensation	**7,766**	63,287	**19,072**	67,671
Amortization	**5,878**	7,731	**16,471**	22,848
(Gain) loss from resource property option agreement	**18,511**	8,759	**(32,265)**	(32,317)
Gain on sale of short-term investments	**(569,401)**	-	**(724,063)**	(412)
	(86,942)	(24,109)	**(252,233)**	(100,776)
Changes in non-cash working capital *(Note 12)*	**(72,311)**	(27,226)	**392,525**	(92,537)
	(159,253)	(51,335)	**140,292**	(193,313)
Investing activities				
Resource property costs	**(220,211)**	(121,898)	**(545,020)**	(307,853)
Proceeds from sale of short-term investments	**654,745**	-	**836,124**	6,872
Option payment received	**-**	-	**-**	20,000
Acquisition of short-term investments	**-**	-	**-**	(6,460)
Acquisition of property, plant and equipment	**(7,484)**	(950)	**(9,176)**	(7,716)
	427,050	(122,848)	**281,928**	(295,157)
Financing activities				
Reduction of obligation under capital lease	**(2,329)**	(2,186)	**(7,031)**	(8,464)
Share issue costs	**-**	-	**(100)**	-
Issuance of share capital	**-**	1,525,716	**-**	1,533,766
	(2,329)	(1,523,530)	**(7,131)**	1,525,302
Net Decrease in Cash and Cash Equivalents	**265,468**	(1,349,347)	**415,089**	(1,036,832)
Cash Position - Beginning of period	**930,090**	369,892	**780,469**	682,407
Cash and Cash Equivalents - End of Period	**$ 1,195,558**	$ 1,719,239	**$ 1,195,558**	$ 1,719,239
Schedule of Non-Cash Investing and Financing Transactions				
Units issued as a finders fee	**$ -**	$ 102,025	**$ -**	$ 102,025
Shares received from a property option agreement	**$ -**	$ -	**$ 26,500**	$ 26,000
Resource property costs included in accounts payable	**$ 42,885**	$ 26,392	**$ 42,885**	$ 26,392

- See Accompanying Notes -

International Northair Mines Ltd.
(A Development Stage Company)

Interim Consolidated Statement of Shareholders' Equity

Canadian Funds – Unaudited – Prepared by Management

	Share Capital (Number of Shares)	Share Capital (Amount)	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total
February 28, 2006	13,077,172	$21,161,001	$ -	$ 461,897	$ -	$ (20,417,438)	$ 1,205,460
Private placement units	6,060,000	1,515,000		-	-		1,515,000
Fair value of warrants issued with private placement units	-	(217,972)	217,972				-
Private placement finders fee units	408,100	102,025	-				102,025
Fair value of warrants issued private placement finders fee units	-	(14,679)	14,679	-	-	-	-
Private placement broker warrants			34,292				34,292
Exercise of options	145,000	27,350	-	-	-	-	27,350
Fair value of stock options exercised	-	8,479	-	(8,479)			-
Fair value of stock-based compensation	-	-	-	76,862	-	-	76,862
Share issue costs	-	(145,427)	-	-	-	-	(145,427)
Net loss	-	-	-	-	-	(541,351)	(541,351)
February 28, 2007	19,690,272	22,435,777	266,943	530,280	-	(20,958,789)	2,274,211
Stock based compensation	-	-	-	3,480	-	-	3,480
Share issue costs	-	(100)	-	-	-	-	(100)
Other comprehensive income	-	-	-	-	657,098	-	657,098
Net income	-	-	-	-	-	74,931	74,931
May 31, 2007	19,690,272	22,435,677	266,943	533,760	657,098	(20,883,858)	3,009,620
Stock based compensation	-	-	-	7,825	-	-	7,825
Other comprehensive loss	-	-	-	-	(219,472)	-	(219,472)
Net loss	-	-	-	-	-	(183,804)	(183,804)
August 31, 2007	19,690,272	22,435,677	266,943	541,585	437,626	(21,067,662)	2,614,169
Stock based compensation	-	-	-	7,766	-	-	7,766
Other comprehensive loss	-	-	-	-	(333,570)		(333,571)
Net income	-	-	-	-	-	369,783	369,783
November 30, 2007	**19,690,272**	**$22,435,677**	**$ 266,943**	**$ 549,351**	**$ 104,056**	**$ (20,697,879)**	**$ 2,658,148**

- See Accompanying Notes -

International Northair Mines Ltd.
(A Development Stage Company)

Interim Consolidated Schedule of Resource Property Costs

Canadian Funds – Unaudited – Prepared by Management

	Acquisition Costs	Exploration Costs	Total November 30, 2007
Mexico			
El Reventon			
Opening balance – 28 February 2007	$ 31,384	$ 128,745	$ 160,129
Camp and general	-	45,204	45,204
Field work and travel	-	72,749	72,749
Drilling	-	137,322	137,322
Salaries and consulting	-	84,062	84,062
Claim staking and acquisition	11,240	-	11,240
Ending balance – El Reventon	42,624	468,082	510,706
El Tesoro			
Opening balance – 28 February 2007	10,637	310,638	321,275
Concession lease payments received	-	-	-
Salaries and consulting	-	-	-
Taxes	-	-	-
Ending balance – El Tesoro	10,637	310,638	321,275
La India			
Opening balance – 28 February 2007	4,851	33,083	37,934
Field work and travel	-	11,407	11,407
Salaries and consulting	-	6,131	6,131
Taxes and option payments	17,913	-	17,913
Ending balance – La India	22,764	50,621	73,385
Sierra Rosario			
Opening balance – 28 February 2007	-	-	-
Field work, travel and salaries	-	19,235	19,235
Recoveries - Option payments (cash)	-	(25,000)	(25,000)
Recoveries - Option payments (shares)	-	(26,500)	(26,500)
Gain – property option agreement	-	32,265	32,265
Ending balance – Sierra Rosario	-	-	-
General exploration			
Opening balance – 28 February 2007	-	-	-
Assaying, camp and general	-	-	-
Field work and travel	-	72,889	72,889
Salaries and consulting	-	118,433	118,433
Write-offs	-	(191,322)	(191,322)
Ending balance – General Exploration	-	-	-
Canada			
General exploration			
Opening balance – 28 February 2007	-	-	-
Salaries and consulting	-	16,320	16,320
Write-offs	-	(16,320)	(16,320)
Ending balance – General Exploration	-	-	-
Balance – Resource Property Costs November 30, 2007	$ 76,025	$ 829,341	$ 905,366

- See Accompanying Notes -

1. Nature of Operations

The Company is a development stage company which is engaged principally in the acquisition, exploration and development of mineral properties and in providing administration services to other companies.

2. Basis of Consolidation and Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned Mexican subsidiary, Grupo Northair de Mexico, S.A. de C.V. Inter-company balances have been eliminated upon consolidation. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim financial statements should be read in conjunction with the audited financial statements of the Company as at February 28, 2007.

3. Change in Accounting Policies

Effective March 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountants ("CICA") recommendations pertaining to financial instruments (Section 3855), which establish standards for the recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. These recommendations require that fair value be used to measure financial assets that are held for trading or available for sale, financial liabilities that are held for trading and all derivative financial instruments. Other financial assets, such as loans and receivables and investments that are held to maturity and other financial liabilities are measured at their carrying value. The main impact on the Company's financial statements was the recognition of the fair value of the short term investments which had been carried at the lower of cost or market.

Effective March 1, 2007, the Company prospectively adopted the CICA recommendations pertaining to hedges (Section 3865), which establish standards for the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses from effective hedging relationships are recorded in earnings in the same period. This change in accounting policy had no effect on the consolidated financial statements for the nine months ended November 30, 2007 as the Company.

Effective March 1, 2007, the Company prospectively adopted the CICA recommendations regarding the reporting and disclosure of comprehensive income (Section 1530). Comprehensive income consists of changes in the equity of the Company from sources other than the Corporation's share owners, and includes earnings of the Company, the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains and losses on changes in fair values of available for sale assets and effective cash flow hedging instruments. Other comprehensive income comprises revenues, expenses and gains and losses that are recognized in comprehensive income but are excluded from earnings for the period. Comprehensive income is required to be disclosed in a separate statement in the consolidated financial statements.

Effective March 1, 2007, the Company prospectively adopted the CICA recommendations regarding the presentation of equity and changes in equity. These recommendations require separate presentation of the components of equity, including retained earnings, accumulated other comprehensive income, contributed surplus, share capital and reserves, and the changes therein.

3. Changes in Accounting Polices - *continued*

Recently issued accounting standards

Financial Instrument Disclosures

In March 2007, the CICA issued Section 3862 *Financial Instruments – Disclosures* and Section 3863 *Financial Instruments – Presentation*, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements. Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

These sections are effective March 1, 2008. The Company is currently evaluating the impact on its financial statement disclosure and presentation.

Capital Disclosures

In December 2006, the CICA issued Section 1535 *Capital Disclosures*. This section establishes standards for disclosing information about an entity's objectives, policies, and processes for managing capital. This section is effective March 1, 2008, and the Company is currently evaluating the impact on the Company's disclosure and presentation.

Inventories

In June 2007, the CICA issued Section 3031 *Inventories* which provides more guidance on the measurement and disclosure requirements for inventories. Specifically the new pronouncement requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The new pronouncement is effective March 1, 2008, and will have no impact on the Company's accounting or disclosures.

4. Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, short-term deposits, accounts receivable, amounts due from related parties, accounts payable and amounts due to related parties approximates their fair value due to their short-term maturity or capacity of prompt liquidation. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

5. Short-term Deposits

Included in short-term deposits of $68,184 (February, 28 2007 - $673,167) is $7,000 held for reclamation costs (February, 28 2007 - $5,000) and $61,184 (February, 28 2007 - $65,893) held as collateral for the corporate credit cards.

6. Short-term Investments

	November 30, 2007	February 28, 2007
Marketable Securities:		
Holdings in companies related by virtue of common directors/officers	$ 166,867	$ 209,397
Available-for-sale (quoted market value: March 1, 2007 - $562,490)		
Holdings in unrelated companies	68,625	7,600
Available- for-sale (quoted market value: March 1, 2007 - $41,914)		
	$ 235,492	$ 216,997

The Company prospectively adopted the CICA recommendations pertaining to financial instruments, which establish standards for the recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. These recommendations require that fair value be used to measure financial assets that are held for trading or available for sale. In accordance with the new standards, as of March 1, 2007 the Company has classified its investments as available for sale. Accordingly, investments with a book value of $216,997 were measured as of March 1, 2007 at a fair value of $604,404, which resulted in a revaluation gain of $387,406, net of tax. As of November 30, 2007, investments were measured at a fair value of $235,492 and resulted in a revaluation loss of $104,056, net of tax and amounts reclassified to income upon realization. The revaluation losses have been recognized in Accumulated Other Comprehensive Income.

7. Property, Plant and Equipment

Details are as follows:

	November 30, 2007			February 28, 2007		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 132,176	$ (83,863)	$ 48,313	$ 122,994	$ 72,516	$ 50,478
Vehicle	36,760	(27,422)	9,338	36,760	24,711	12,049
Equipment under capital lease	25,221	(11,500)	13,721	25,221	9,080	16,141
	$ 194,157	$ (122,785)	$ 71,372	$ 184,975	$ 106,307	$ 78,668

8. Resource Property Costs

The write-off of exploration costs consisted of:

	Nine Months Ended November 30 2007	2006
Canada – General exploration	$ 16,320	$ -
Mexico – General exploration and property examinations	$ 191,322	$ 128,022

Sierra Rosario, Mexico

The Company acquired, by staking, a concession in the state of Sinaloa Mexico, known as Sierra Rosario ("Rosario"). The Company has granted Sparton Resources, Inc. ("Sparton") the option to acquire a 51% interest in the property by completing the following:

	Cash	Shares	Exploration Expenditures
Upon signing the agreement (received)	$ 20,000	-	$ -
On or before 11 March 2005 (received)	15,000	75,000	-
On or before 31 August 2005 (completed)	-	-	150,000
On or before 11 March 2006 (received/completed)	20,000	100,000	150,000
On or before 11 March 2007 (received/completed)	25,000	100,000	200,000
On or before 11 March 2008	50,000	-	300,000
	$ 130,000	275,000	$ 800,000

El Tesoro, Mexico

The Company has a large property position located in Pueblo Nuevo Municipality, State of Durango, Mexico, consisting of four mineral concessions known as La Lajita, Tesoro 1, Tesoro 2 and Tesoro 3, all of which were acquired by staking.

In 2005 the Company's wholly-owned subsidiary, Grupo Northair de Mexico, S.A. de C.V. ("Grupo Northair") entered into an agreement with Compania Minera San Valentin, S.A. de C.V. ("San Valentin") whereby, for up to 15 years, San Valentin may purchase the G Zone for US$200,000 and the remainder of the concessions for a further US$300,000. During the option period San Valentin must pay to Grupo Northair US$3,000 per month. Should San Valentin exercise the purchase option, Grupo Northair will retain a 49% back-in right for the G Zone. San Valentin has encountered mining dilution and ground control problems in their underground excavation on the Company's and adjacent claims. In view of the circumstances, the scheduled dates and amounts of the monthly payments have been modified. As of January 2008, the Company has received a total of US$25,350. It is not clear if San Valentin will be able to maintain their lease.

8. Resource Property Costs - *Continued*

El Reventon, Mexico

In April 2006 the Company acquired the El Reventon project in Durango, Mexico by staking a 100% interest in certain claims and by concluding in July 2006 an option agreement for an additional concession. Under the terms of the option agreement, the Company may earn a 100% interest in the optioned concession by making payments totalling US$151,000.

La India, Mexico

In August and September 2006 the Company acquired the La India project in Durango, Mexico by staking a 100% interest in certain claims and by concluding in February 2007 an option agreement for an additional concession. Under the terms of the option agreement, the Company may earn a 100% interest in the optioned concession by making payments totalling US$171,000 over a four year period.

In November 2007 the Company signed a letter of intent with Exploraciones Mineras Parrena, SA de CV, a subsidiary of Minas Penoles, SA de CV, to form a joint venture on the Company's La India project. Penoles can earn a 60% interest in the project by maintaining the obligations to the owners of the privately held internal La India concession, making cash payments to Northair of US$210,000, purchasing Northair shares from treasury valued at US$210,000 (at a 20% premium to market value) and by completing exploration expenditures of US$1,750,000 over a four year period.

The first year payment/share purchase of US$39,000 and exploration expenditures of US$150,000 are a firm Penoles commitment, with all subsequent expenditures optional.

Penoles can increase their interest in the project to 75% by preparing a Pre-Feasibility Study, and can increase its interest to 80% by financing Northair to production with a 90:10 preferential payback to Penoles from production. If Northair elects not to participate, Northair will retain a 1% NSR interest. The final agreement is subject to board and regulatory approval.

9. Capital Lease Obligation

The Company has equipment classified as a capital lease and the applicable cost is included in property, plant and equipment. The lease term expires in February 2008, leaving no future minimum lease payments in excess of one fiscal year.

2008	1,782
Total minimum lease payments	1,782
Less: Current portion	(1,782)
Long-term portion	$ -

10. Share Capital

Authorized

Unlimited number of common shares without par value

Stock Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant up to a total of 3,938,054 options to directors, officers, employees or consultants. The vesting period of options outstanding range from the grant date to one year and expire 5 years from the grant date.

A summary of the Company's options is as follows:

	Options Outstanding		Weighted Average Exercise Price
Balance – February 28, 2007	1,385,000	$	0.43
Granted	180,000		0.30
Exercised			
Cancelled	(90,000)		0.42
Balance – November 30, 2007	1,475,000	$	0.42

As at November 30, 2007, the following stock options are outstanding:

Number	Price per Share	Expiry Date	Options Exercisable	
310,000	$0.25	December 31, 2007	310,000	$0.25
5,000	$0.40	June 5, 2008	5,000	$0.40
485,000	$0.69	October 21, 2008	485,000	$0.69
15,000	$0.40	June 17, 2009	15,000	$0.40
50,000	$0.23	September 14, 2010	50,000	$0.23
20,000	$0.40	April 21, 2011	20,000	$0.40
360,000	$0.30	September 26, 2011	360,000	$0.30
50,000	$0.32	January 24, 2012	50,000	$0.32
170,000	$0.30	April 16, 2012	56,667	$0.30
10,000	$0.28	June 6, 2012	3,333	$0.28
1,475,000	$0.42		1,355,000	$0.43

10. Share Capital - *Continued*

Warrants

As at November 30, 2007, the following warrants were outstanding:

Balance, February 28, 2007	Granted	Cancelled	Ending Balance November 30, 2007	Exercise Price	Expiry
3,642,150	-	-	3,642,150	$0.50	November 24, 2008

Stock-based Compensation

During the period ended November 30, 2007, the Company granted options to purchase up to 180,000 shares of the Company's stock to employees and non-employees of the Company at an exercise prices between $0.30 and $0.28.

A total estimated value of $19,072 has been recorded in contributed surplus as stock-based compensation expense for the period ended November 30, 2007 (November 30, 2006 $67,671).

The fair value of each option granted during the period has been estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Expected dividend yield	Nil
Expected stock price volatility	65%
Risk free interest rate	4%
Expected life of options	5 years

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

11. Related Party Transactions

Except as disclosed elsewhere in the financial statements, related party transactions are as follows:

Administrative recoveries during the nine month period of $120,049 (November 30, 2006 - $123,472) and during the three month period of $38,217 (November 30, 2006 - $41,157), are primarily recovered from various companies with certain officers and directors in common. Total salaries during the nine month period of $207,000 (November 30, 2006 - $207,000) and during the three month period of $69,000 (November 30, 2006 - $69,000), were paid to two directors of the Company. Based on time spent, the Company recovered $189,328 (November 30, 2006 - $217,223) for the nine month period and $53,863 (November 30, 2006 - $80,315) for the three month period, from companies with certain officers and directors in common.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by all the related parties.

12. Changes in Non-cash Working Capital

The change in non-cash working capital is comprised of:

	Three Months Ended November 30		Nine Months Ended November 30	
	2007	2006	**2007**	2006
(Increase) decrease in:				
Short-term deposits	$ **10,000**	$ 124,862	$ **604,983**	$ 124,862
Receivable	**17,546**	12,115	**(26,995)**	(6,115)
Due from related parities	**(74,202)**	(63,773)	**(205,230)**	1,381
Prepaid expenses	**11,425**	(3,104)	**(8,766)**	(6,321)
(Decrease) increase in:				
Accounts payable and accrued liabilities	**(37,080)**	(97,326)	**28,533**	(206,344)
	$ **(72,311)**	$ (27,226)	$ **392,525**	$ (92,537)

13. Segmented Information

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows:

For the Nine Months Ended:

	Canada		Mexico		Total	
	November 30, 2007	November 30, 2006	November 30, 2007	November 30, 2006	November 30, 2007	November 30, 2006
Assets	$ 1,915,728	$ 2,144,237	$ 940,739	$ 447,867	$ 2,856,467	$ 2,591,917
Capital Expenditures	$ 16,320	$ 12,725	$ 577,352	$ 303,898	$ 593,672	$ 316,623
Interest Income	$ 37,248	$ 10,500	$ -	$ -	$ 37,248	$ 10,500
Income (loss) for the period	$ 474,277	$ (197,288)	$ (213,367)	$ (165,867)	$ 260,910	$ (363,155)

For the Three Months Ended:

	Canada		Mexico		Total	
	November 30, 2007	November 30, 2006	November 30, 2007	November 30, 2006	November 30, 2007	November 30, 2006
Capital Expenditures	$ 2,880	$ 3,597	$ 321,732	$ 118,516	$ 324,612	$ 122,113
Interest Income	$ 9,928	$ 3,075	$ -	$ -	$ 9,928	$ 3,075
Income (loss) for the period	$ 480,375	$ (99,321)	$ (110,592)	$ (81,132)	$ 369,783	$ (180,453)

14. Commitments

The Company has a lease agreement for its office space. The minimum annual commitments for rental expenses are as follows:

2008	$ 34,449
2009	142,851
2010	135,044
2011	123,790
Total	$ 436,134

In addition to the basic monthly rent, the Company must also pay a proportionate share of the building's operating costs and property taxes. The Company has a sub-lease agreement with Strongbow Exploration Inc. The Company may recover approximately two-thirds of the minimum annual rent commitment pursuant to this sub-lease agreement.

RECEIVED
2008 MAR -3 A 10:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 51-102F1
Interim Management Discussion and Analysis
For
International Northair Mines Ltd.
("Northair" or the "Company")

The following management discussion and analysis (the "MD&A") of the Company has been prepared as of January 28, 2008 and is intended to supplement and complement the Company's unaudited interim consolidated financial statements for the nine month periods ended November 30, 2007. This MD&A should also be read in conjunction with the audited annual consolidated financial statements and annual MD&A for the period ended February 28, 2007. All financial information has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and all amounts disclosed are Canadian dollars unless otherwise stated.

Nature of Business

The Company is a mineral exploration company engaged in the acquisition, exploration and development of strategic mineral properties throughout North America with a particular focus in Mexico. The Company is listed on the TSX Venture Exchange ("TSXV") and trades under the symbol "INM". In Mexico, exploration is conducted by its wholly owned subsidiary, Grupo Northair de Mexico, S.A. de C.V. ("Grupo Northair").

In addition, the Company provides management and/or administrative services to other resource companies, including but not limited to, New Dimension Resources Ltd., Sherwood Copper Corporation, Tenajon Resources Corp. and Troon Ventures Ltd. (collectively referred to herein as the "Northair Group" or the "Group"). Each company within the Group is related to Northair through directors and/or officers in common. (See "Transactions with Related Parties").

Highlights in the third quarter ended November 30, 2007

- Announced in September the results from El Reventon Project drill program started in June 2007. The phase-one drill program focused on the Reventon Breccia zone and totaled 660 metres in six NQ core holes. All drill holes intercepted significant zones of mineralized breccia, with highlights including 33.5 metres of 179 grams per tonne silver, 22.8 metres of 94.7 grams per tonne silver and 56.4 metres of 84.5 grams per tonne silver, with associated lead and zinc values.

- Announced in November 2007 the signing of a Letter of Intent with Exploraciones Mineras Parreña, S.A. de C.V., a subsidiary of Minas Peñoles, S.A. de C.V., ("Peñoles") to form a joint venture on the Company's La India project, located in the State of Durango, Mexico. Peñoles can earn a 60% interest in the project by maintaining the obligations to the owners of the privately held internal La India concession, making cash payments to Northair of US$210,000, purchasing Northair shares from treasury valued at US$210,000 (at a 20% premium to market value) and by completing exploration expenditures of US$1,750,000 over a four year period. The first year payment/share purchase of US$39,000 and exploration expenditures of US$150,000 are a firm Peñoles commitment, with all subsequent expenditures optional. Peñoles can increase their interest in the project to 75% by preparing a Pre-Feasibility Study, and can increase its interest to 80% by financing Northair to production with a 90:10 preferential payback to Peñoles from production. If Northair elects not to participate, Northair will retain a 1% NSR interest. The final agreement is subject to board and regulatory approval.

Highlights subsequent to the third quarter ended November 30, 2007

- Discovered high-grade mineralization within the Company's wholly owned Sierra Rosario Project, which is currently under option to Sparton Resources Inc. The Sierra Rosario project lies along the western flanks of the Sierra Madre Occidental geological province in the state of Sinaloa, Mexico and has been the subject of an ongoing exploration program for the past three years by Northair and Sparton. Previous exploration by Northair and Spartan has outlined six mineralized zones. The new zone of mineralization, referred to as "Dulces Nombres", was discovered by ongoing exploration programs. A total of 35 chip samples that average 0.71 grams per tonne gold, 263 grams per tonne silver, and 0.35 percent copper have been taken to date from the zone. These samples were continuous chip samples, ranging from 1.0 to 3.0 metres in length.

The zone, where mapped, is up to 8 metres in thickness. Sparton is earning a 51% interest in the property from Northair, and the two companies plan to aggressively explore the project area during 2008 with anticipated programs that include mechanical trenching and drilling.

Results of Operations

The Company's net income for the three months ended November 30, 2007 (the "Current Quarter") was $369,783 or $0.02 per share as compared with a loss of $180,453 or $0.01 per share for the three months ended November 30, 2006 (the "Comparative Quarter").

The Company's net income for the nine months ended November 30, 2007 (the "Current Period") was $260,910 or $0.01 per share as compared with a loss of $363,155 or $0.03 per share for the nine months ended November 30, 2006 (the "Comparative Period").

The main reason for the net income in the Current Period was the realized gain on the sale of short-term investments of $724,063 compared with a limited gain of $412 in the Comparative Period and interest income of $37,248 in the Current Period compared with $10,500 in the Comparative Period due to higher cash balances held, partially offset by higher general and administrative expenses of $324,321 compared with $198,899 in the Comparative Period due mainly to higher office costs, higher shareholder and investor relation costs and professional fees.

Write-off of exploration costs were $207,642 in the Current Period compared with $204,589 in the Comparative Period. These write offs pertain mainly to general exploration costs incurred in the periods which are not attributable to specific properties.

For the Three Months Ended:

	Canada		Mexico		Total	
	November 30, 2007	November 30, 2006	**November 30, 2007**	November 30, 2006	**November 30, 2007**	November 30, 2006
Capital Expenditures	**$ 2,880**	$ 3,597	**$ 321,732**	$ 118,516	**$ 324,612**	$ 122,113
Interest Income	**$ 9,928**	$ 3,075	**$ -**	$ -	**$ 9,928**	$ 3,075
Income (loss) for the period	**$ 480,375**	$ (99,321)	**$ (110,592)**	$ (81,132)	**$ 369,783**	$ (180,453)

For the Nine Months Ended:

	Canada		Mexico		Total	
	November 30, 2007	November 30, 2006	**November 30, 2007**	November 30, 2006	**November 30, 2007**	November 30, 2006
Assets	**$ 1,915,728**	$ 2,144,237	**$ 940,740**	$ 447,867	**$ 2,856,468**	$ 2,591,917
Capital Expenditures	**$ 16,320**	$ 12,725	**$ 577,352**	$ 303,898	**$ 593,672**	$ 316,623
Interest Income	**$ 37,248**	$ 10,500	**$ -**	$ -	**$ 37,248**	$ 10,500
Income (loss) for the period	**$ 474,277**	$ (197,288)	**$ (213,367)**	$ (165,867)	**$ 260,910**	$ (363,155)

Exploration Update

Overview

The Company continues to focus its exploration efforts in Mexico, where it believes it enjoys a field advantage over many of its competitors. Utilizing its subsidiary, Grupo Northair, Northair maintains a project generation program focused within prospective mineral belts that have a good opportunity for significant discovery. The Company utilizes a strategy combining reconnaissance geological and geochemical programs combined with property solicitation and evaluation of advanced stage projects.

Current projects that evolved from this program are discussed below. Further project acquisitions are currently under consideration.

El Reventon Project

The El Reventon Project near Durango, Mexico was acquired in April 2006. The property is comprised of approximately 3,400 hectares acquired by staking and a further 60 hectares which is the subject of an option agreement. The Company may acquire a 100% interest from the optionor by making payments totaling US$151,000 over a four year period.

El Reventon is located in the municipality of Otaez, Durango and is approximately 170 kilometres northwest of the capital city of Durango. The project lies within the Sierra Madre Occidental geological province and a highly prospective mineral belt that includes the mines and districts of Bacis, Montoros, Metates, La Cienega and Topia. The property covers a series of occurrences aligned along a northeast trending belt consisting of Upper Jurassic low grade metasedimentary rocks overlain by andesite and rhyolite volcanics belonging to the Inferior and Superior Super Groups intruded by numerous dykes and stocks. The property's initial exploration focus has been on the Reventon Breccia which contains silver and base metal mineralization in intensely altered andesite porphyry.

Outcrops of the porphyry display intense hydrothermal brecciation, with micro and macro breccia textures. The entire exposed zone has strong epithermal silica flooding and replacement within the matrix and breccia fragments. Mineralization occurs as disseminations, veining, stockworking, and aggregates of coarse pyrite, galena and sphalerite, contained within the intrusive as well as the adjacent volcanics. The exposed outcrop of the intrusive and mineralized breccia is an irregular shape with surface dimensions of approximately 70 by 70 metres. Initial surface sampling by the Company returned encouraging silver and associated lead and zinc values. Company geologists believe that the Reventon Breccia could be significantly larger than currently exposed, due to extensive cover by Quaternary deposits and altered post mineral volcanics. The Company recently completed an initial drill test of the breccia which successfully tested the breccia depth. Six holes totaling 660 metres produced encouraging results as listed below.

Reventon Breccia

HOLE	From (metres)	To (metres)	Total (metres)	Silver (g/t)	Lead (%)	Zinc (%)
DDH-07-01	1.5	57.9	56.4	84.5	0.44	1.11
includes	6.1	19.8	13.7	109.0	0.48	2.40
includes	32.0	56.4	24.4	116.0	0.62	0.88
	65.5	67.1	1.6	445.0	1.57	1.64
DDH-07-02	0.0	21.3	21.3	64.7	0.30	0.81
	44.2	48.8	4.6	131.7	0.11	2.38
	67.1	79.2	12.1	83.9	0.35	0.38
DDH-07-03	7.6	36.6	29.0	40.8	0.28	0.64
	48.8	50.3	1.5	107.0	0.31	0.24
	62.5	65.5	3.0	183.5	1.00	0.58
	74.7	97.5	22.8	94.7	0.33	0.92
includes	74.7	80.8	6.1	196.3	0.55	1.73
DDH-07-04	0.0	4.6	4.6	105.3	0.59	1.37
	10.7	30.5	19.8	60.9	0.30	0.29
includes	16.8	21.3	4.5	113.3	0.46	0.63
	57.9	59.4	1.5	246.0	0.55	1.27
DDH-07-05	0.0	33.5	33.5	179.0	0.94	0.89
includes	0.0	16.8	16.8	253.0	0.95	0.51
includes	24.4	30.5	6.1	227.5	2.17	2.83
	48.8	70.1	21.3	62.8	0.27	0.14
includes	48.8	51.8	3.0	54.0	0.21	0.34
includes	54.9	59.4	4.5	177.3	0.66	0.12
DDH-07-06	3.0	39.6	36.6	79.9	0.85	1.12
includes	12.2	18.3	6.1	169.3	2.20	1.80
includes	24.4	27.4	3.0	149.5	1.39	1.35
includes	33.5	38.1	4.6	124.0	1.27	1.89
	59.4	67.1	7.7	93.6	0.37	0.26

The Company plans to conduct a second stage of drilling and is currently discussing its plans with drill contractors.

Other significant mineral occurrences on the property are:

The Los Alisos Zone lies in close proximity to the Reventon Breccia, approximately 500 metres to the south. An excavated trench reported values of 88 grams per tonne silver over 15 metres within a broader zone of anomalous silver values. The Los Alisos and Reventon Breccia zones appear to be geologically similar in that they have a comparable geochemical signature and both occur in diorite porphyry. The area between the two zones is covered by post-mineral volcanics and agglomerate; however the Los Alisos Zone may be open to the north and the east. At least one drill hole in conjunction with the second phase of drilling the Reventon Breccia has been recommended.

The La Estrella Zone is high grade silver-gold polymetallic vein system, located two kilometres southwest of the Reventon Breccia. 24 initial samples taken from the zone average 0.825 grams per tonne gold and 385 grams per tonne silver over sample widths, from 0.85 to 5 metres. A system of veins and stockworks ranging from approximately 1 to 15 metres in width, has been mapped and sampled in old underground workings and limited surface outcrop over a defined strike length of approximately 180 metres. The zone remains open in both strike directions. Geologic mapping indicates that La Estrella sits in a northwest striking belt of mineralization that occurs over a distance of 2.3 kilometres.

A third zone, the Portrero Zone is located approximately one kilometre northeast of the Reventon Breccia, and contains dozens of prospects and small mine workings over an area of approximately 150 by 225 metres. The zone has been explored as a potential bulk mineable silver target with vein, stockwork and disseminated mineralization occurring in silicified diorite porphyry. A total of 61 samples taken from the zone averaged 23 grams per tonne silver over widths ranging from 1.5 to 7 metres. The Portrero East Zone lies about 200 metres to the east of the main Portrero Zone, and contains high-level epithermal quartz stockwork and silica replacement in diorite porphyry exposed over an area of approximately 75 by 115 metres. Ten panel samples from this zone average 28 grams per tonne silver.

La India Project

The La India Project, located in the Sierra San Francisco area approximately 140 kilometres north of the capital city of Durango, was acquired in August and September 2006.

The Company controls concessions covering approximately 1,800 hectares through staking and the option to purchase a 300 hectare privately held concession. Northair can acquire a 100 percent interest in the optioned concession by paying US$171,000 over a four-year period.

La India is an iron oxide low sulfidation gold system with mineralization occurring in an intrusive rhyolite breccia that is currently estimated to be at least 70 by 300 meters in surface exposure. During its initial field evaluation the Company took a total of 16 reconnaissance samples. The average value of these samples was 1.486 grams per tonne gold, with a high of 10.8 grams per tonne and a low value of 0.02 grams per tonne. Samples consisted of panel grabs as well as continuous chips taken over intervals ranging from 2 to 10 metres.

The mineralized breccia zone contains hydrothermal and explosive fragments of rhyolite porphyry, cemented by a matrix of siliceous iron oxide. High density (<1 centimeters wide) stockworking quartz veinlets cut both the matrix and fragments of the breccia, which intrudes rhyolite volcanics. The area is also cut by several large regional extensional faults. Regional reconnaissance completed to date, indicates that the exploration potential distal to the known breccia is good. Two small gambusino workings have been found within the project area, but there is no evidence that the property has been examined by other modern exploration companies. The Company has completed two phases of rock chip and stream sediment sampling.

To date, 100 samples have been taken from the zone, with a global average of 0.844 g/t gold. Highlighted intervals of continuous chip sampling include 15 metres @ 2.42 grams per tonne gold, 32 metres @ 2.31 grams per tonne gold, and 48 metres @ 1.08 grams per tonne gold. has signed a Letter of Intent with a subsidiary of Minas Peñoles to further explore the property. A definitive agreement is expected to be signed in the fourth quarter.

Sierra Rosario Project

In April of 2002, the Company staked a concession covering the Sierra Rosario Project in the state of Sinaloa. The Sierra Rosario property lies along the western flanks of the Sierra Madre Occidental geological province approximately 40 kilometres east of Alamos, Sonora. The project was optioned to Sparton Resources Inc. in early 2004. Sparton can earn a 51 percent interest in the project by paying Northair $130,000 in cash, issuing 275,000 common shares and incurring $800,000 in exploration expenditures over a four year period. To date, the Company has received cash payments of $80,000 and 275,000 common shares of Sparton. In 2006, the project size was increased to 1,090 hectares.

Sierra Rosario contains basement rocks of Laramide age granodiorite overlain by weakly metamorphosed andesite belonging to the Lower Volcanic Complex. These rocks are overlain by Cretaceous massive limestone and calcareous sandstone, and younger rhyolite ignimbrite belonging to the Upper Volcanic Complex. Intrusive rocks consisting of intermediate porphyry dikes and a large intensely altered rhyolite porphyry are exposed at the San Rafael Zone. Northair's exploration staff discovered multiple zones of gold and silver mineralization during preliminary exploration programs. Some of these zones have small scale mine workings and there are over 100 pits within the alluvium where gambusinos have mined gold.

Northair's field programs concentrated primarily in the San Rafael Zone which contains strong epithermal silver with gold mineralization within intensely altered rhyolite porphyry having a surface expression of approximately 200 by 70 metres. First phase mapping and sampling by Northair within the San Rafael Zone returned an average of 181 grams per tonne silver and 0.321 grams per tonne gold from 23 chip channel samples.

Sparton's field programs have confirmed Northair's exploration results, and have indicated that Sierra Rosario contains numerous mineralized zones. In the fall of 2005, Sparton completed a sampling, geological mapping and geophysical survey program on the property. Each of the three separate zones of mineralization explored by Sparton, referred to as La Josca, Las Tahunas and San Rafael, is an area of historical production from small underground and open cut excavations. The La Josca and Las Tahunas zones of mineralization, which contain free gold, are at least partly responsible for the widespread placer gold occurrences in the southern portion of the property.

The work initially completed by Sparton involved electrical and magnetic geophysical surveys to systematically cover these areas as well as detailed soil sampling along the zones to extend them through overburden covered areas.

The soil sampling and geophysical surveys over the Las Tahunas Zone disclosed a distinct electrical ("VLF") anomaly approximately 200 metres long. It is located along strike with mineralization found in a trench near high grade (up to 33 grams per tonne gold) mineralization from boulders associated with the old mine workings.

Work at the La Josca Zone succeeded in extending this mineralized zone to over 1.1 kilometres in strike length. The zone is characterized by a wide pyritic gossan zone with strong silicification and quartz veining and widths from 8 to 30 metres. A moderate VLF anomaly is associated with the central 400 metre long section of the zone and is coincident with a strong gold in soil geochemical anomaly (values over 400 parts per billion). Sparton completed an approximate 775 metre diamond drill program in 2006 to test high priority targets in the La Josca Zone. The seven holes tested a 500-metre-long portion of the 1.1 kilometre-long La Josca structure with modest results.

The San Rafael Zone remains the principal target area on the property and the geophysical work, in particular the magnetic survey, delineated a well defined magnetic anomaly associated with the San Rafael rhyolite porphyry body and also located a similar anomaly which is covered by upper volcanic series tuffs and may represent a new buried intrusion. Both skarn and structurally controlled mineralization containing barite, copper, gold, and silver are present in the area and values of up to 7.28 percent copper and 13 grams per tonne gold were obtained from samples taken from boulders in a gully below an old mine dump. Strong base/precious metal mineralization is located in a shear fracture zone east of the main rhyolite intrusive as well as in fault zones associated with rhyolite dykes in limestone on the east side of the property where there is a large multi element soil anomaly. The Company has been informed by Sparton that it is attempting to schedule drilling of the San Rafael Zone early in 2008.

El Tesoro Project

The El Tesoro Project, located in the state of Durango, was acquired in February of 2003. Between 2003 and 2005, Northair explored El Tesoro by field programs including geologic mapping, sampling, trenching and a twenty hole

reverse circulation drill program totaling 1,832 metres. The drill program tested portions of five of the seven known gold bearing zones but did not delineate cohesive continuity of high grade gold mineralization. Consequently, the Company terminated the high cost option agreements on four privately held concessions as of March 2005. The Company continues to maintain its wholly owned concessions within the El Tesoro property, which total nearly 3,000 hectares. These concessions cover the G Zone where no drilling has been conducted, but where surface trenching returned values of 18.86 grams per tonne gold and 13.09 grams per tonne silver over 12 metres. In addition, significant gold and silver stream sediment anomalies which lie on the Company's claims to the north, south and east of known mineralization provide further potential on the wholly owned concessions. In December 2005, Grupo Northair entered into an agreement with Compania Minera San Valentin S.A de C.V., which allows San Valentin to lease the Company's remaining El Tesoro concessions.

Under the agreement, San Valentin will pay Grupo Northair US$2,000 per month for the rights to explore and mine the G Zone and US$3,000 per month for the rights for the remainder of the concessions. It is anticipated that the lease will run for a period of 15 years, during which time San Valentin has the option to purchase the G Zone for US$200,000 and the remainder of the concessions for US$300,000 for a total purchase price of US$500,000. Grupo Northair retains a back-in right for 49 percent of the G Zone if San Valentin exercises the purchase option. During the term of the lease, San Valentin will be responsible for all taxes, permitting and environmental aspects of the concessions.

The terms of the agreement with San Valentin have been modified several times due to problems they have encountered with their mining and milling activities. It is not clear if San Valentin will be able to maintain their lease.

Risks and Uncertainties

For full details on the risks and uncertainties please refer to the Company's management discussion and analysis and audited consolidated financial statements and notes for the period ended February 28, 2007.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Northair and is derived from unaudited quarterly financial statements prepared by management.

Quarter Ended	Revenues	Income (Loss)	Basic & fully diluted income (loss) per share
November 30, 2007	$ Nil	$ 369,783	$ 0.02
August 31, 2007	Nil	(183,804)	(0.01)
May 31, 2007	Nil	74,931	0.00
February 28, 2007	Nil	(178,196)	(0.01)
November 30, 2006	Nil	(180,453)	(0.01)
August 31, 2006	Nil	(116,577)	(0.01)
May 31, 2006	Nil	(66,125)	(0.01)
February 28, 2006	$ Nil	$ (81,968)	$ (0.01)

The quarterly results of the Company can vary for the following reasons:

- Gains or losses on the sale of short term securities.
- Exploration activities are seasonal, with less work conducted in Mexico during the summer months due to the rainy season, typically administrative expenses will decline as well.
- The write-down or write-off capitalized resource property costs when exploration results indicate that no further work is warranted. The size and timing of these write-offs cannot typically be predicted and affect the Company's quarterly results. The Company regularly reviews its resource properties to determine whether or not a write-down or write-off of capitalized resource property costs is required.
- Stock-based compensation, a non-cash expense, also affects the size of the Company's quarterly loss.
- The Company's primary source of funding exploration activities is through the issuance of share capital. When the capital markets are depressed, the Company's activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favorable terms, the Company's activity levels and the size and scope of planned exploration projects will also increase.

Liquidity

Working capital as at November 30, 2007 was $1,681,410 as compared with $1,676,205 at February 28, 2007. Cash and cash equivalents were $1,195,558, an increase of $416,089 compared with $780,469 at February 28, 2007, as funds were transferred from short term deposits during the Current Period and funds were received from the sale of short term investments.

In the Current Period, cash used in operating activities totaled $140,292, related to the ongoing general and administrative expenses and changes in non-cash working capital.

Cash received from investing activities was $281,928; $836,124 was received on the sale of investments, this was partially offset by $554,196 spent on the acquisition and exploration of mineral properties, mainly on El Reventon Project and general exploration in Mexico.

The Company used $7,131 in financing activities, $7,031 for the capital lease payments and $100 for share issue costs.

Capital Resources

The Company has no operations that generate cash flow and its long-term financial success is dependant on management's ability to discover and develop economically viable mineral deposits. Exploration is a lengthy process that can take many years and is subject to factors that are beyond the Company's control.

In order to finance the Company's exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales, from the exercise of convertible securities and from the sale of investments. There can be no such assurance that it will be able to obtain adequate financing in the future or that the terms of any financing will be favourable. Many factors influence the Company's ability to raise funds, including the state of the resource market and commodities prices, the climate for mineral exploration, the Company's track record and the experience and caliber of its management.

The Company believes it has sufficient financial resources to meet its administrative overhead expenses and to undertake all of its planned exploration activities for the next twelve months. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration activity and foreign exchange fluctuations. Management believes it will be able to raise equity capital as required in the long term, but recognize there will be risks involved that may be beyond their control. The Company intends to continue to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

The Company has a lease agreement for its office space. The minimum annual commitments for rental expenses are as follows:

2008	$ 34,449
2009	142,851
2010	135,044
2011	123,790
Total	$ 436,134

In addition to the basic monthly rent, the Company must also pay a proportionate share of the building's operating costs and property taxes. The Company has a sub-lease agreement with Strongbow Exploration Inc. whereby the Company recovers a portion of the minimum annual rent commitment. In addition, the Company offsets some of this contractual obligation through administrative services agreements with other companies (see "Transactions with Related Parties").

Transactions with Related Parties

The Company provides management and/or administrative services to other resource companies, including but not limited to the Northair Group. Each company within the Northair Group is related to the Company through directors and/or officers in common. Except as disclosed elsewhere in the financial statements, related party transactions are as follows:

As at November 30, 2007, $301,222 (February 28, 2007 - $95,992) was due from related parties. The amounts are non-interest bearing and are receivable within the following year, and therefore, have been classified as current. These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by all the related parties.

Administrative recoveries during the Current Period of $120,049 (November 30, 2006 - $123,472) and during the Current Quarter of $38,217 (November 30, 2006 - $41,157) were recovered. Total salaries during the nine month period of $207,000 (November 30, 2006 - $207,000) and during the three month period of $69,000 (November 30, 2006 - $69,000), were paid to two directors of the Company. Based on time spent, the Company recovered $189,328 (November 30, 2006 - $217,223) for the nine month period and $53,863 (November 30, 2006 - $80,315) for the three month period, from companies with certain directors in common.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and short term deposits, accounts receivable, amounts due from related parties, investments, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Changes in Accounting Policies

Effective March 1, 2007, the Company prospectively adopted the CICA recommendations pertaining to financial instruments (Section 3855), which establish standards for the recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. These recommendations require that fair value be used to measure financial assets that are held for trading or available for sale, financial liabilities that are held for trading and all derivative financial instruments. Other financial assets, such as loans and receivables and investments that are held to maturity and other financial liabilities are measured at their carrying value. The main impact on the Company's financial statements was the recognition of the fair value of the short term investments that had been carried at the lower of cost or market.

Effective March 1, 2007, the Company prospectively adopted the CICA recommendations pertaining to hedges (Section 3865), which establish standards for the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses from effective hedging relationships are recorded in earnings in the same period. This change in accounting policy had no effect on the consolidated financial statements.

Effective March 1, 2007, the Company prospectively adopted the CICA recommendations regarding the reporting and disclosure of comprehensive income (Section 1530). Comprehensive income consists of changes in the equity of the Company from sources other than the Company's share owners, and includes earnings of the Company, the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains and losses on changes in fair values of available for sale assets and effective cash flow hedging instruments. Other comprehensive income comprises revenues, expenses and gains and losses that are recognized in comprehensive income but are excluded from earnings for the period. Comprehensive income is disclosed in a separate statement in the consolidated financial statements.

Effective March 1, 2007, the Company prospectively adopted the CICA recommendations regarding the presentation of equity and changes in equity. These recommendations require separate presentation of the components of equity, including retained earnings, accumulated other comprehensive income, contributed surplus, share capital and reserves, and the changes therein.

Recent accounting pronouncements

Financial Instrument Disclosures
In March 2007, the CICA issued Section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements. Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments

and non-financial derivatives. The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These sections are effective March 1, 2008. The Company is currently evaluating the impact on its financial statement disclosure and presentation.

Capital Disclosures
In December 2006, the CICA issued Section 1535 Capital Disclosures. This section establishes standards for disclosing information about an entity's objectives, policies, and processes for managing capital. This section is effective March 1, 2008, and the Company is currently evaluating the impact on the Company's disclosure and presentation.

Inventories
In June 2007, the CICA issued Section 3031 *Inventories* which provides more guidance on the measurement and disclosure requirements for inventories. Specifically the new pronouncement requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The new pronouncement is effective March 1, 2008, but will have no impact on the Company.

Internal Controls over Financial Reporting

The Company's Certifying Officers are responsible for establishing and maintaining internal controls over financial reporting ("Internal Controls") and have designed such Internal Controls, or caused them to be designed under their supervision, which provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning Northair's general and administrative expenses and resource property costs is provided in the Company's Consolidated Statement of Loss and Deficit and the Consolidated Schedule of Resource Property Costs contained in its Consolidated Financial Statements for February 28, 2007 and February 28, 2006 that is available on Northair's website at www.northair.com/Northair/ or on its SEDAR Page Site accessed through www.sedar.com

Outstanding Share Data

Common Shares
The Company's authorized capital is unlimited common shares without par value. As at January 28, 2008, there were 19,690,272 common shares issued and outstanding.

Warrants
As at January 28, 2008, the Company had 3,642,150 warrants outstanding with an exercise price of $0.50 until November 24, 2008.

Options
As at January 28, 2008, the Company had 1,460,000 incentive stock options outstanding as follows:

Number	Exercise Price	Expiry Date
485,000	$ 0.690	21-Oct-2008
15,000	$ 0.400	17-Jun-2009
50,000	$ 0.230	14-Sep-2010
360,000	$ 0.300	26-Sep-2011
50,000	$ 0.320	24-Jan-2012
170,000	$ 0.300	16-April-2012
10,000	$ 0.275	06-June-2012
320,000	$ 0.210	04-Jan-2013
1,460,000	$ 0.409	

Forward-Looking Information

When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Such statements are used to describe management's future plans, objectives and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

Approval

The Board of Directors of Northair has approved the disclosure contained in this interim MD&A. A copy of this interim M&A will be provided to anyone who requests it.

Additional Information

Additional information relating to Northair, including the Company's Annual Information Form is on SEDAR at www.sedar.com

Forward-Looking Information

This MD&A may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals and exploration results, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production, project development, ore reserve estimates, future anticipated reserves and cost engineering estimate risks, geological factors and exploration results. See the Company's filings for a more detailed discussion of factors that may impact expected results.

END